Christopher J. Madin Vice President, Corporate Counsel Pruco Life Insurance Company 280 Trumbull Street Hartford, CT 06103 (860) 534-6087 christopher.madin@prudential.com

April 13, 2021

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re: Initial Registration Statements filed on Form N-6 for:
•Pruco Life Insurance Company (“Pruco Life”); Pruco Life Variable Appreciable Account: Registration No. 333-252984
•Pruco Life; Pruco Life PRUvider Variable Appreciable Account: Registration No. 333-253942
•Pruco Life; Pruco Life Variable Insurance Account: Registration No. 333-253928
•Pruco Life Insurance Company of New Jersey (“PLNJ”); Pruco Life of New Jersey Variable Insurance Account: Registration No. 333-253930

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s oral comments received via telephone on April 7, 2021 to the Registration Statements noted above. The Staff’s comments and our proposed responses are as follows:

Pruco Life Insurance Company’s Variable Universal Life, Registration No. 333-252984

FACING PAGE:

1.Was this registration statement filed under a different 811 number? If so, it will need a new Contract ID.

This registration statement is an amendment to the existing Separate Account under which this product was previously filed, and therefore we filed it under the same 811 number. We requested a new Contract ID, if appropriate, which will be reflected in the prospectus.

2. If this was an initial filing, please explain why it was listed as a 40 Act Amendment.

See the previous response. The 40 Act Amendment number is specific to the Separate Account, not the contract. Because we are using the same 811 number, the Amendment number accurately reflects the most recent amendment to this Separate Account’s filing. We will continue using the next sequential amendment number.

3. The Product Name should be synchronized with the Edgar Contract ID (rather than the separate account name), so filings can be looked up by marketing/product name on Edgar.

The Edgar Contract ID is linked to the product name, and investors may use the product name to look up filings.

COVER PAGE:
4. Insert language indicating Prudential’s intent to rely on 30(e)3.

The requested language will be added, as follows:

IMPORTANT INFORMATION
The Funds' annual and semi-annual shareholder reports are made available on our website (www.prudential.com/ili-funds), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future reports in paper free of charge by calling (800) 778-2255.

5. If this product has different share classes, that should be clarified on the Cover page.

This product has only one share class and the Cover is accurate.

6. Confirm that all fixed investment options are described on the Cover page.

The Cover page accurately reflects the contract’s Fixed Rate Option(s).

KEY INFORMATION TABLE:
7. Provide cross references to each item listed in the Key Info Table, including but not limited to Risks.

The Key Information Table sections entitled Risk of Loss, Not a Short-Term Investment, Insurance Company Risks, and Contract Lapse will be updated to include a reference to the relevant Prospectus section.

8. The Charges for Early Withdrawals section needs to show the surrender charge amount for a $100,000 withdrawal.

The requested information will be added.

FEE TABLE:
9. Transaction Fees: correct second footnote (2), which should refer to footnote (3).

The requested change will be made.

OPTIONAL BENEFIT CHARGES:
10. Clarify why the table is using different representative insureds for these benefits.

The representative insured for these optional benefits is described in Footnote 4 as a 39-year-old male. Footnote 11 uses a 39-year-old female as the representative insured because it relates to the optional Rider for Term Insurance Benefit On Life Of Insured Spouse.

11. Consider whether Footnotes 8 and 9 to the Optional Benefits Charges are necessary and delete if not needed.

Footnotes 8 and 9 have been removed from this section.

PRINCIPLE RISKS:
17. Consider rewording the titles of each item to explicitly mention "risk".

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® noted certain inconsistences in this section because the titles of some items specifically referenced ‘risk,’ and some did not. We resolved those inconsistencies by removing the unnecessary word “risk” in all the items, noting that they are all classified under the Risk section already. The descriptions in this prospectus are consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

18. Consider whether the items entitled Limitations on Transfers, Surrender of the Contract, and Replacement of a Contract are truly contract risks as opposed to contract terms or restrictions, and consider removing them from this section.

The Limitations on Transfer section does not discuss a Principal Risk to the contract owner, and it will be removed from this section. We believe the other two sections disclose important risks around potential losses to contract owners, and they will remain in this section.

CHARGES AND EXPENSES:
19. The Staff has suggested that in the sentence reading “Changes in other charges will be by class,” it should be clarified what is meant by the word “class.”

The sentence has been clarified to read “Changes in other charges will be by underwriting classification.”

OTHER BENEFITS AVAILABLE UNDER THE CONTRACT:
20. Standard benefits do not need to be here; remove Death Benefit Guarantee.

We understand that this table is intended to reflect additional benefits under the contract other than the “standard Death Benefit” (The introductory sentence explains, “In addition to the standard Death Benefit(s) associated with your Contract, other standard and/or optional benefits may also be available to you.”) Some of those additional benefits are standard (i.e., included in all contracts) and some of them are optional – thus, the required column asking, “Is Benefit Standard or Optional”. The standard benefit that the Staff noted here is not the “standard Death Benefit” – it is a Death Benefit Guarantee (which is now usually called something like a “No Lapse Guarantee”). Because it is an additional benefit other than the policy’s standard Death Benefit, we believe it is appropriate to include it here. To avoid confusion, this benefit has been updated with a parenthetical phrase to indicate that it is a “Death Benefit Guarantee (lapse protection benefit)”.

RIDERS:
21. Examples should be included for each Rider benefit.

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® addressed this section as well. Consistent with our responses to those comments, we have included numerical examples for riders that provide dollar benefits that may vary depending on certain factors. For all riders that provide a fixed dollar amount, we have updated those descriptions to indicate that “This rider provides a fixed dollar benefit.” Because these amounts are clearly described in the contract and do not vary, an example would not be helpful. In the interest of providing concise, meaningful disclosure to policy owners, we do not feel it makes sense to generate examples where it is unnecessary or illogical to do so.

CYBERSECURITY/ BUSINESS CONTINUITY:
22. This item should be updated to say that it is not considered a principal risk.

This section will be removed from the prospectus.

GLOSSARY:
23. Consider moving the Glossary to the front, before the Key Info Table.

The Staff provided a similar suggestion in the comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector®. In our response to those comments we explained that we would keep the Glossary where it is in order to ensure policyholders see meaningful information at the beginning of the prospectus, and we included a link to the Glossary at the top of each page. This prospectus is consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

APPENDIX B:
24. Confirm that the referenced web page in the first paragraph is the location where the prospectuses are actually available.

This web page is correct.

25. Remove the last sentence in the second paragraph, as it is not required by the rule.

This sentence will be removed.

26. Remove all descriptive headers (Affiliated Funds, Unaffiliated Funds, Fund Names)

We believe Appendix B should remain as it is because it is consistent with the Cover Page and the prospectus’s description of the Funds and provides clear and meaningful disclosure. Specifically, we believe it is important for investors to be able to easily identify and distinguish between Affiliated Funds, which are generally more profitable to us, and Unaffiliated Funds.

BACK PAGE:
27. Confirm that the web page referenced here is correct.

This web page is correct.

SAI:
28. In the section Reports to Contract Owners, confirm that the web page referenced here is correct.

This web page is correct.

SIGNATURE PAGE:
29. Add a signature block for the Registrant.

A signature block for the Registrant will be added and signed.

Pruco Life Insurance Company’s PRUvider℠ Variable Appreciable Life®, Registration No. 333-253942

FACING PAGE:
1.Was this registration statement filed under a different 811 number? If so, it will need a new Contract ID.

This registration statement is an amendment to the existing Separate Account under which this product was previously filed, and therefore we filed it under the same 811 number. We requested a new Contract ID, if appropriate, which will be reflected in the prospectus.

2. If this was an initial filing, please explain why it was listed as a 40 Act Amendment.

See the previous response. The 40 Act Amendment number is specific to the Separate Account, not the contract. Because we are using the same 811 number, the Amendment number accurately reflects the most recent amendment to this Separate Account’s filing. We will continue using the next sequential amendment number.

3. The Product Name should be synchronized with the Edgar Contract ID (rather than the separate account name), so filings can be looked up by marketing/product name on Edgar.

The Edgar Contract ID is linked to the product name, and investors may use the product name to look up filings.

COVER PAGE:
4. Insert language indicating Prudential’s intent to rely on 30(e)3.

The requested language will be added, as follows:

IMPORTANT INFORMATION
The Funds' annual and semi-annual shareholder reports are made available on our website (www.prudential.com/ili-funds), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future reports in paper free of charge by calling (800) 778-2255.

5. If this product has different share classes, that should be clarified on the Cover page.

This product has only one share class and the Cover is accurate.

6. Confirm that all fixed investment options are described on the Cover page.

The Cover page accurately reflects the contract’s Fixed Rate Option(s).

KEY INFORMATION TABLE:
7. Provide cross references to each item listed in the Key Info Table, including but not limited to Risks.

The Key Information Table sections entitled Risk of Loss, Not a Short-Term Investment, and Insurance Company Risks will be updated to include a reference to the relevant Prospectus section.

8. The Charges for Early Withdrawals section needs to show the surrender charge amount for a $100,000 withdrawal.

The maximum issue amount for this product was $25,000, and therefore a withdrawal of $100,000 is impossible. We believe $10,000 is more helpful to the investor because it is a more likely withdrawal amount.

9. The Risks section entitled Contract Lapse should disclose clearly that if the policy lapses, no death benefit will be paid.

The product may still provide a death benefit after policy lapse. This section correctly explains that “[i]f the Contract has lapsed it may still provide some benefits,” and directs the investor to the section entitled Lapse and Reinstatement for an explanation of the death benefits that may still be available after policy lapse.

CONTRACT FEATURES:
10. The first sentence of the Death Benefit section should be edited as follows: The Death Benefit will vary with investment ~~experience~~ performance.

The requested change will be made.

FEE TABLE:
11. The Periodic Charges chart should include the Base Contract charge.

The Periodic Charges chart will be updated to reflect the Base Contract Charges.

OPTIONAL BENEFIT CHARGES:
12. Consider whether Footnotes 8 and 9 to the Optional Benefits Charges are necessary and delete if not needed.

Footnotes 8 and 9 have been removed from this section.

PRINCIPLE RISKS:
13. Consider rewording the titles of each item to explicitly mention "risk".

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® noted certain inconsistences in this section because the titles of some items specifically referenced ‘risk,’ and some did not. We resolved those inconsistencies by removing the unnecessary word “risk” in all the items, noting that they are all classified under the Risk section already. The descriptions in this prospectus are consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

14. Consider whether the items entitled Limitations on Transfers and Surrender of the Contract are truly contract risks as opposed to contract terms or restrictions and consider removing them from this section.

The Limitations on Transfer section does not discuss a Principal Risk to the contract owner, and it will be removed from this section. We believe the Surrender of the Contract section discloses important risks around potential losses to contract owners, and it will remain in this section. We will also add the section entitled Replacement of a Contract, which provides meaningful disclosure and was inadvertently omitted from this filing.

CHARGES AND EXPENSES:
15. The Staff has suggested that in the sentence reading “Changes in other charges will be by class,” it should be clarified what is meant by the word “class.”

The sentence has been clarified to read “Changes in other charges will be by underwriting classification.”

16. Under Fund Expenses, why is there a separate section for this specific charge rather than including it in Appendix B?

This fee information was inadvertently included here and it will be removed.

OTHER BENEFITS AVAILABLE UNDER THE CONTRACT:
17. Standard benefits do not need to be here; remove Death Benefit Guarantee.

We understand that this table is intended to reflect additional benefits under the contract other than the “standard Death Benefit” (The introductory sentence explains, “In addition to the standard Death Benefit(s) associated with your Contract, other standard and/or optional benefits may also be available to you.”) Some of those additional benefits are standard (i.e., included in all contracts) and some of them are optional – thus, the required column asking, “Is Benefit Standard or Optional”. The standard benefit that the Staff noted here is not the “standard Death Benefit” – it is a Death Benefit Guarantee (which is now usually called something like a “No Lapse Guarantee”). Because it is an additional benefit other than the policy’s standard Death Benefit, we believe it is appropriate to include it here. To avoid confusion, this benefit has been updated with a parenthetical phrase to indicate that it is a “Death Benefit Guarantee (lapse protection benefit)”.

RIDERS:
18. Examples should be included for each Rider benefit.

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® addressed this section as well. Consistent with our responses to those comments, we have included numerical examples for riders that provide dollar benefits that may vary depending on certain factors. For all riders that provide a fixed dollar amount, we have updated those descriptions to indicate that “This rider provides a fixed dollar benefit.” Because these amounts are clearly described in the contract and do not vary, an example would not be helpful. Similarly, the Option To Purchase Additional Insurance Rider

does not provide a dollar benefit, so there is nothing to illustrate with an example. In the interest of providing concise, meaningful disclosure to policy owners, we do not feel it makes sense to generate examples where it is unnecessary or illogical to do so.

CYBERSECURITY/BUSINESS CONTINUITY:
19. This item should be updated to say that it is not considered a principal risk.

This section will be removed from the prospectus.

GLOSSARY:
20. Consider moving the Glossary to the front, before the Key Info Table.

The Staff provided a similar suggestion in the comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector®. In our response to those comments we explained that we would keep the Glossary where it is in order to ensure policyholders see meaningful information at the beginning of the prospectus, and we included a link to the Glossary at the top of each page. This prospectus is consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

APPENDIX B:
21. Confirm that the referenced web page in the first paragraph is the location where the prospectuses are actually available.

This web page is correct.

22. Remove the last sentence in the second paragraph, as it is not required by the rule.

This sentence will be removed.

23. Remove all descriptive headers (Affiliated Funds, Unaffiliated Funds, Fund Names)

We believe Appendix B should remain as it is because it is consistent with the Cover Page and the prospectus’s description of the Funds and provides clear and meaningful disclosure. Specifically, we believe it is important for investors to be able to easily identify and distinguish between Affiliated Funds, which are generally more profitable to us, and Unaffiliated Funds.

BACK PAGE:
24. Confirm that the web page referenced here is correct.

This web page is correct.

SAI:
25. In the section Reports to Contract Owners, confirm that the web page referenced here is correct.

This web page is correct.

SIGNATURE PAGE:
26. Add a signature block for the Registrant.

A signature block for the Registrant will be added and signed.

Pruco Life Insurance Company’s Variable Life Insurance, Registration No. 333-253928

FACING PAGE:
1. Was this registration statement filed under a different 811 number? If so, it will need a new Contract ID.

This registration statement is an amendment to the existing Separate Account under which this product was previously filed, and therefore we filed it under the same 811 number. We requested a new Contract ID, if appropriate, which will be reflected in the prospectus.

2. If this was an initial filing, please explain why it was listed as a 40 Act Amendment.

See the previous response. The 40 Act Amendment number is specific to the Separate Account, not the contract. Because we are using the same 811 number, the Amendment number accurately reflects the most recent amendment to this Separate Account’s filing. We will continue using the next sequential amendment number.

3. The Product Name should be synchronized with the Edgar Contract ID (rather than the separate account name), so filings can be looked up by marketing/product name on Edgar.

The Edgar Contract ID is linked to the product name, and investors may use the product name to look up filings.

COVER PAGE:
4. Insert language indicating Prudential’s intent to rely on 30(e)3.

The requested language will be added, as follows:

IMPORTANT INFORMATION
The Funds' annual and semi-annual shareholder reports are made available on our website (www.prudential.com/ili-funds), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future reports in paper free of charge by calling (800) 778-2255.

5. If this product has different share classes, that should be clarified on the Cover page.

This product has only one share class and the Cover is accurate.

6. Confirm that all fixed investment options are described on the Cover page.

The Cover page is accurate and there is no Fixed Rate Option for this product. The prospectus’ reference to the Fixed Rate Option was included in error and will be removed.

KEY INFORMATION TABLE:
7. Provide cross references to each item listed in the Key Info Table, including but not limited to Risks.

The Key Information Table sections entitled Charges For Early Withdrawals, Risk of Loss, Not a Short-Term Investment, and Insurance Company Risks will be updated to include a reference to the relevant Prospectus section.

8. In the Ongoing Fees and Expenses section, consider breaking out Real Property Account into a narrative description rather than a footnote to the table.

We will add the following sentence to the end of the first paragraph in this section:

“There is also a fee associated with existing investment in the Real Property Account. Note, the Real Property Account is closed to new investment.”

We will also remove the footnote from this section and place the Real Property Account expense in its own table in the fee table, rather than a footnote, as follows:

Total Annual Operating Expense for the Real Property Account	6.93%

9. The Risks section entitled Contract Lapse should disclose clearly that if the policy lapses, no death benefit will be paid.

The product may still provide a death benefit after policy lapse. This section correctly explains that “[i]f the Contract has lapsed it may still provide some benefits,” and directs the investor to the section entitled Lapse and Reinstatement for an explanation of the death benefits that may still be available after policy lapse.

OVERVIEW OF THE CONTRACT:
10. The Premiums section should be updated to disclose that insufficient premiums may result in lapse of the contract.

The following language will be added:

However, if a premium is not paid on or before each due date, or within the 31-day grace period after each due date, the Contract will lapse.

CONTRACT FEATURES:
11. The first sentence of the Death Benefit section should be edited as follows: The Death Benefit will vary with investment ~~experience~~ performance.

The requested change will be made.

FEE TABLE:
12. The Periodic Charges chart should include the Base Contract charge.

The Periodic Charges chart will be updated to reflect the Base Contract Charges.

OPTIONAL BENEFIT CHARGES:
13. Consider whether Footnote 3 to the Optional Benefits Charges is necessary and delete if not needed.

Footnotes 2 and 3 have been removed from this section.

PRINCIPLE RISKS:
14. Consider rewording the titles of each item to explicitly mention "risk".

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® noted certain inconsistences in this section because the titles of some items specifically referenced ‘risk,’ and some did not. We resolved those inconsistencies by removing the unnecessary word “risk” in all the items, noting that they are all classified under the Risk section already. The descriptions in this prospectus are consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

15. Consider whether the items entitled Limitations on Transfers, Surrender of the Contract, and Replacement of a Contract are truly contract risks as opposed to contract terms or restrictions, and consider removing them from this section.

The Limitations on Transfer section does not discuss a Principal Risk to the contract owner, and it will be removed from this section. We believe the other two sections disclose important risks around potential losses to contract owners, and they will remain in this section.

16. Consider adding a separate risk item for the Real Property Account.

The following risk statement will be added for the Real Property Account:

Ownership of Real Properties. Through the Partnership, the Real Property Account will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants. The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (for example, nuclear plant accidents and wars) which are either uninsurable or not economically insurable.

REAL PROPERTY ACCOUNT:
17. Consider noting that there are different risks and fees associated with the investment in the RPA.

The Risk disclosure for the RPA has been added and the fee information has been broken out. See previous responses.

CHARGES AND EXPENSES:
18. The Staff has suggested that in the sentence reading “Changes in other charges will be by class,” it should be clarified what is meant by the word “class.”

The sentence has been clarified to read “Changes in other charges will be by underwriting classification.”

RIDERS:
19. Examples should be included for each Rider benefit.

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® addressed this section as well. Consistent with our responses to those comments, we have included numerical examples for riders that provide dollar benefits that may vary depending on certain factors. For all riders that provide a fixed dollar amount, we have updated those descriptions to indicate that “This rider provides a fixed dollar benefit.” Because these amounts are clearly described in the contract and do not vary, an example would not be helpful. Similarly, the Option to Purchase Additional Insurance Rider does not provide a dollar benefit, so there is nothing to illustrate with an example. In the interest of providing concise, meaningful disclosure to policy owners, we do not feel it makes sense to generate examples where it is unnecessary or illogical to do so.

CYBERSECURITY/BUSINESS CONTINUITY:
20. This item should be updated to say that it is not considered a principal risk.

This section will be removed from the prospectus.

GLOSSARY:
21. Consider moving the Glossary to the front, before the Key Info Table.

The Staff provided a similar suggestion in the comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector®. In our response to those comments we explained that we would keep the Glossary where it is in order to ensure policyholders see meaningful information at the beginning of the prospectus, and we included a link to the Glossary at the top of each page. This prospectus is consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

APPENDIX B:
22. Confirm that the referenced web page in the first paragraph is the location where the prospectuses are actually available.

This web page is correct.

23. Remove the last sentence in the second paragraph, as it is not required by the rule.

This sentence will be removed.

24. Remove all descriptive headers (Affiliated Funds, Unaffiliated Funds, Fund Names)

We believe Appendix B should remain as it is because it is consistent with the Cover Page and the prospectus’s description of the Funds and provides clear and meaningful disclosure. Specifically, we believe it is important for investors to be able to easily identify and distinguish between Affiliated Funds, which are generally more profitable to us, and Unaffiliated Funds.

BACK PAGE:
25. Confirm that the web page referenced here is correct.

This web page is correct.

SAI:
26. In the section Reports to Contract Owners, confirm that the web page referenced here is correct.

This web page is correct.

SIGNATURE PAGE:
27. Add a signature block for the Registrant.

A signature block for the Registrant will be added and signed.

Pruco Life Insurance Company of New Jersey’s Variable Life Insurance, Registration No. 333-253930

FACING PAGE:
1. Was this registration statement filed under a different 811 number? If so, it will need a new Contract ID.

This registration statement is an amendment to the existing Separate Account under which this product was previously filed, and therefore we filed it under the same 811 number. We requested a new Contract ID, if appropriate, which will be reflected in the prospectus.

2. If this was an initial filing, please explain why it was listed as a 40 Act Amendment.

See the previous response. The 40 Act Amendment number is specific to the Separate Account, not the contract. Because we are using the same 811 number, the Amendment number accurately reflects the most recent amendment to this Separate Account’s filing. We will continue using the next sequential amendment number.

3. The Product Name should be synchronized with the Edgar Contract ID (rather than the separate account name), so filings can be looked up by marketing/product name on Edgar.

The Edgar Contract ID is linked to the product name, and investors may use the product name to look up filings.

COVER PAGE:
4. Insert language indicating Prudential’s intent to rely on 30(e)3.

The requested language will be added, as follows:

IMPORTANT INFORMATION
The Funds' annual and semi-annual shareholder reports are made available on our website (www.prudential.com/ili-funds), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future reports in paper free of charge by calling (800) 778-2255.

5. If this product has different share classes, that should be clarified on the Cover page.

This product has only one share class and the Cover is accurate.

6. Confirm that all fixed investment options are described on the Cover page.

The Cover page is accurate and there is no Fixed Rate Option for this product. The prospectus’ reference to the Fixed Rate Option was included in error and will be removed.

KEY INFORMATION TABLE:
7. Provide cross references to each item listed in the Key Info Table, including but not limited to Risks.

The Key Information Table sections entitled Charges For Early Withdrawals, Risk of Loss, Not a Short-Term Investment, and Insurance Company Risks will be updated to include a reference to the relevant Prospectus section.

8. In the Ongoing Fees and Expenses section, consider breaking out Real Property Account into a narrative description rather than a footnote to the table.

We will add the following sentence to the end of the first paragraph in this section:

“There is also a fee associated with existing investment in the Real Property Account. Note, the Real Property Account is closed to new investment.”

We will also remove the footnote from this section and place the Real Property Account expense in its own table in the fee table, rather than a footnote, as follows:

Total Annual Operating Expense for the Real Property Account	6.93%
9. The Risks section entitled Contract Lapse should disclose clearly that if the policy lapses, no death benefit will be paid.

The product may still provide a death benefit after policy lapse. This section correctly explains that “[i]f the Contract has lapsed it may still provide some benefits,” and directs the investor to the section entitled Lapse and Reinstatement for an explanation of the death benefits that may still be available after policy lapse.

OVERVIEW OF THE CONTRACT:
10. The Premiums section should be updated to disclose that insufficient premiums may result in lapse of the contract.

The following language will be added:

However, if a premium is not paid on or before each due date, or within the 31-day grace period after each due date, the Contract will lapse.

CONTRACT FEATURES:
11. The first sentence of the Death Benefit section should be edited as follows: The Death Benefit will vary with investment ~~experience~~ performance.

The requested change will be made.

FEE TABLE:
12. The Periodic Charges chart should include the Base Contract charge.

The Periodic Charges chart will be updated to reflect the Base Contract Charges.

OPTIONAL BENEFIT CHARGES:
13. Consider whether Footnote 3 to the Optional Benefits Charges is necessary and delete if not needed.

Footnotes 2 and 3 have been removed from this section.

PRINCIPLE RISKS:
14. Consider rewording the titles of each item to explicitly mention "risk".

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® noted certain inconsistences in this section because the titles of some items specifically referenced ‘risk,’ and some did not. We resolved those inconsistencies by removing the unnecessary word “risk” in all the items, noting that they are all classified under the Risk section already. The descriptions in this prospectus are consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

15. Consider whether the items entitled Limitations on Transfers, Surrender of the Contract, and Replacement of a Contract are truly contract risks as opposed to contract terms or restrictions, and consider removing them from this section.

The Limitations on Transfer section does not discuss a Principal Risk to the contract owner, and it will be removed from this section. We believe the other two sections disclose important risks around potential losses to contract owners, and they will remain in this section.

16. Consider adding a separate risk item for the Real Property Account.

The following risk statement will be added for the Real Property Account:

Ownership of Real Properties. Through the Partnership, the Real Property Account will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants. The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (for example, nuclear plant accidents and wars) which are either uninsurable or not economically insurable.

REAL PROPERTY ACCOUNT:
17. Consider noting that there are different risks and fees associated with the investment in the RPA.

The Risk disclosure for the RPA has been added and the fee information has been broken out. See previous responses.

CHARGES AND EXPENSES:
18. The Staff has suggested that in the sentence reading “Changes in other charges will be by class,” it should be clarified what is meant by the word “class.”

The sentence has been clarified to read “Changes in other charges will be by underwriting classification.”

RIDERS:
19. Examples should be included for each Rider benefit.

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® addressed this section as well. Consistent with our responses to those comments, we have included numerical examples for riders that provide dollar benefits that may vary depending on certain factors. For all riders that provide a fixed dollar amount, we have updated those descriptions to indicate that “This rider provides a fixed dollar benefit.” Because these amounts are clearly described in the contract and do not vary, an example would not be helpful. Similarly, the Option to Purchase Additional Insurance Rider does not provide a dollar benefit, so there is nothing to illustrate with an example. In the interest of providing concise, meaningful disclosure to policy owners, we do not feel it makes sense to generate examples where it is unnecessary or illogical to do so.

CYBERSECURITY/BUSINESS CONTINUITY:
20. This item should be updated to say that it is not considered a principal risk.

This section will be removed from the prospectus.

GLOSSARY:
21. Consider moving the Glossary to the front, before the Key Info Table.

The Staff provided a similar suggestion in the comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector®. In our response to those comments we explained that we would keep the Glossary where it is in order to ensure policyholders see meaningful information at the beginning of the prospectus, and we included a link to the Glossary at the top of each page. This prospectus is consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

APPENDIX B:
22. Confirm that the referenced web page in the first paragraph is the location where the prospectuses are actually available.

This web page is correct.

23. Remove the last sentence in the second paragraph, as it is not required by the rule.

This sentence will be removed.

24. Remove all descriptive headers (Affiliated Funds, Unaffiliated Funds, Fund Names)

We believe Appendix B should remain as it is because it is consistent with the Cover Page and the prospectus’s description of the Funds and provides clear and meaningful disclosure. Specifically, we believe it is important for investors to be able to easily identify and distinguish between Affiliated Funds, which are generally more profitable to us, and Unaffiliated Funds.

BACK PAGE:
25. Confirm that the web page referenced here is correct.

This web page is correct.

SAI:
26. In the section Reports to Contract Owners, confirm that the web page referenced here is correct.

This web page is correct.

SIGNATURE PAGE:
27. Add a signature block for the Registrant.

A signature block for the Registrant will be added and signed.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860)543-6087 (cell). You can also reach out to my colleague, Jordan Thomsen, at (973) 204-3146.

Respectfully yours,

/s/ Christopher J. Madin	4/13/2021
Christopher J. Madin	Date
Vice President and Corporate Counsel
Pruco Life Insurance Company

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